Exhibit 99.2

CONSOLIDATED FINANCIAL STATEMENTS

NEF Holdings, LLC and Subsidiaries

(A Limited Liability Company)

Years ended December 31, 2020 and December 31, 2019

With Independent Auditors’ Report

NEF Holdings, LLC and Subsidiaries

Consolidated Financial Statements

Years Ended December 31, 2020 and December 31, 2019

Independent Auditors’ Report

Board of Managers

NEF Holdings, LLC and Subsidiaries

We have audited the accompanying consolidated financial statements of NEF Holdings, LLC and Subsidiaries, which comprise the consolidated balance sheets as of December 31, 2020 and 2019, and the related consolidated statements of operations, changes in members’ capital, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of NEF Holdings, LLC and Subsidiaries as of December 31, 2020 and 2019, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Philadelphia, Pennsylvania

February 16, 2021

Baker Tilly US, LLP, trading as Baker Tilly, is a member of the global network of Baker Tilly International Ltd., the members of which are separate and independent legal entities.

NEF Holdings, LLC and Subsidiaries

Consolidated Balance Sheets

At December 31, 2020 and December 31, 2019

(In Thousands)

	2020	2019
Assets
Cash	$6,330	$6,609
Restricted cash	191	120
Financing receivables:
Net investment in direct finance leases	150,192	203,186
Secured loans, net	43,248	48,705

Total financing receivables, gross	193,440	251,891
Allowance for losses on financing receivables	(4,992)	(6,895)

Total financing receivables, net	188,448	244,996

Equipment off lease - held-for-sale	24,138	7,344
Fixed assets, net	2,482	2,967
Equipment on lease, net	2,352	2,496
Goodwill	29,832	29,832
Other assets	9,670	9,839

Total assets	$263,443	$304,203

Liabilities and Members’ Capital
Liabilities:
Senior secured credit facility	$99,838	$127,250
Loans from affiliate	41,979	44,544
Accounts payable and accrued expenses	2,248	3,206
Good faith deposits	896	1,074
Other liabilities	3,664	4,178

Total liabilities	148,625	180,252

Members’ capital:
Members’ capital	114,818	123,951

Total members’ capital	114,818	123,951

Total liabilities & members’ capital	$263,443	$304,203

See accompanying notes to the consolidated financial statements.

NEF Holdings, LLC and Subsidiaries

Consolidated Statements of Operations

For the Years Ended December 31, 2020 and December 31, 2019

(In Thousands)

	2020	2019
Net operating income:
Interest income from direct finance leases	$15,567	$19,905
Interest income from secured loans	4,734	5,949
Income from operating leases	581	1,018

Total interest income	20,882	26,872
Interest expense	8,224	10,560

Net interest income	12,658	16,312

Other income	3,630	5,056

Net operating income	16,288	21,368
Provision for losses and impairments of equipment off lease	11,050	12,281
Net operating income after provisions and impairments	5,238	9,087

Expenses:
Compensation and benefits	7,648	8,759
General and administrative expenses	3,214	3,373
Depreciation and amortization	1,837	1,878
Lease and loan restructuring costs	1,422	834
Unrealized loss on equity investment	—	266

Total expenses	14,121	15,110

Net income/(loss)	$(8,883)	$(6,023)

See accompanying notes to the consolidated financial statements.

NEF Holdings, LLC and Subsidiaries

Consolidated Statements of Changes in Members’ Capital

For the Years Ended December 31, 2020 and December 31, 2019

(In Thousands)

Members’ capital at December 31, 2018	$133,274
Capital distributions	(3,300)
Net income/(loss)	(6,023)

Members’ capital at December 31, 2019	123,951
Capital distributions	(250)
Net income/(loss)	(8,883)

Members’ capital at December 31, 2020	$114,818

See accompanying notes to the consolidated financial statements.

NEF Holdings, LLC and Subsidiaries

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2020 and December 31, 2019

(In Thousands)

	2020	2019
Cash flows from operating activities
Net income/(loss)	$(8,883)	$(6,023)
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
Provision for losses and impairments of equipment off lease	11,050	12,281
Depreciation and amortization of intangible asset	1,837	1,878
Amortization of deferred financing costs	375	382
Amortization of upfront fees received and initial direct costs paid	504	586
Unrealized loss on equity investment	—	266
Changes in operating assets and liabilities:
(Increase)/Decrease in other assets	189	1,656
(Increase)/Decrease in interest receivable	187	387
Increase/(Decrease) in interest payable	(220)	(75)
Increase/(Decrease) in accounts payable and accrued expenses	(958)	99
Increase/(Decrease) in good faith deposits	(178)	31
Increase/(Decrease) in other liabilities	(226)	(1,642)

Net cash provided by/(used in) operating activities	3,677	9,826

Cash flows from investing activities
Investments in secured loans and direct finance leases	(27,674)	(106,503)
Collections of principal on secured loans and direct finance leases	52,076	92,572
Purchases of secured loans and direct finance leases from an affiliate	(3,058)	(21,709)
Non-refundable upfront fees received	—	81
Initial direct costs paid	(58)	(714)
Proceeds from sales of equipment on lease	—	1,819
Proceeds from sales of equipment off lease	5,608	8,860
Cash flows from (purchases)/sales of fixed assets	(397)	54
Cash paid for acquisition, net	—	(884)

Net cash provided by/(used in) investing activities	26,497	(26,424)

Cash flows from financing activities
Borrowings on credit facility and loans from affiliate	44,859	149,031
Repayments on credit facility and loans from affiliate	(74,991)	(128,608)
Payment of credit facility closing fees	—	(727)

Capital distributions	(250)	(2,900)

Net cash provided by/(used in) financing activities	(30,382)	16,796

Net increase/(decrease) in cash and restricted cash	(208)	198
Cash and restricted cash at the beginning of period	6,729	6,531

Cash and restricted cash at the end of period	$6,521	$6,729

Supplemental disclosures of cash flow information
Interest paid	$8,020	$8,934

Non-cash exchange of right of use assets for lease obligations	$—	$1,595

See accompanying notes to the consolidated financial statements

NEF Holdings, LLC and Subsidiaries

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and December 31, 2019

(In Thousands)

1. Organization and Business

NEF Holdings, Inc. was organized on June 7, 2013 as a Delaware corporation and commenced its operations in June 2013. Effective January 1, 2014, NEF Holdings, Inc. converted from a corporation to a limited liability company (“LLC”), NEF Holdings, LLC (“NEF Holdings”), pursuant to Section 18-214 of the Limited Liability Act in the State of Delaware. Subsequent to the close of business on July 31, 2017, NEF Holdings was acquired by Solar Capital Ltd. (“Solar”).

As of December 31, 2020, NEF Holdings had five wholly-owned subsidiaries: Nations Fund I, LLC (“Fund I”), Nations Equipment Finance, LLC (“NEF”), Equipment Operating Leases, LLC (“EOL”), NEF Auto Transport, LLC (“NEF Auto Transport”) and Loyer Capital LLC (“Loyer Capital”) (collectively, the “Company”). The Company is headquartered in Norwalk, Connecticut.

Nations Fund I, Inc. was organized on September 17, 2010 as a Delaware corporation. Effective January 1, 2014, Nations Fund I, Inc. converted from a corporation to a LLC, Nations Fund I, LLC, pursuant to Section 18-214 of the Limited Liability Act in the State of Delaware. Fund I is a commercial equipment finance company that provides term loans and leases primarily to middle market and privately held companies. Fund I focuses on direct origination of loans and equipment leases secured by equipment collateral, such as trailers, trucks, transportation and construction equipment.

NEF was organized as a LLC under the laws of the State of Delaware and commenced operations on August 24, 2010. NEF serves as the investment manager for the Company. Services provided by NEF include, among other things, identifying, structuring and negotiating transactions, monitoring, advising and managing investments, exercising control rights, options or warrants, liquidating investments, cash management, accounting, tax, compliance and legal services.

NEF Investments, LLC, a wholly owned subsidiary of NEF Holdings, was organized as a Delaware LLC on January 22, 2018. On April 18, 2018, NEF Investments’ LLC agreement was amended which changed the company’s name to Equipment Operating Leases, LLC. EOL is a commercial equipment finance company that provides term loans and leases primarily to middle market and privately held companies.

NEF Auto Transport was organized as a LLC under the laws of the State of Delaware and commenced operations in December 2018 through the acquisition of a former customer. NEF Auto Transport is an auto transport carrier providing direct auto-hauling services.

Loyer Capital was organized as a LLC under the laws of the State of Delaware and commenced operations in May 2019. Loyer Capital is a commercial equipment finance company that provides term loans and leases primarily to middle market and privately held companies.

NEF Holdings, LLC and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Thousands)

2. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). These consolidated financial statements include the accounts of NEF Holdings and its wholly owned subsidiaries, Fund I, NEF, EOL, Loyer Capital and NEF Auto Transport. All significant intercompany balances and transactions are eliminated in consolidation. Certain amounts in the prior period financial statements have been reclassified to conform to the current year’s presentation.

Use of Estimates

The presentation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that impact the amounts reported in the consolidated financial statements and accompanying notes. Such estimates and assumptions are subject to change in the future as additional information becomes available or as circumstances are modified. Actual results could differ materially from these estimates. Management’s estimates and assumptions are used in estimating an allowance for losses on financing receivables, impairments of equipment off lease, useful lives of leasing equipment and fixed assets, fair values of unguaranteed residual values, intangible assets and fair values of assets acquired and liabilities assumed.

Cash

At December 31, 2020 and December 31, 2019, the Company’s cash balance totaled $6,521, and $6,729, of which $191 and $120, respectively, was restricted. The restricted cash balance as of December 31, 2020 and December 31, 2019 is maintained in connection with the lease of the Company’s office space.

Direct Finance Leases

Net investment in direct finance leases is reported net of unearned income, deferred non-refundable fees and initial direct costs associated with their origination, and inclusive of guaranteed and unguaranteed residual values. Direct finance leases are usually long-term in nature, typically ranging for a period of three to seven years and include either a nominal or fair market value purchase option at the end of the lease term.

Non-refundable fees received and initial direct costs incurred associated with the origination of direct finance leases are deferred and are recognized as an adjustment to interest income over the contractual life of the direct finance leases using the interest method.

Secured Loans

Secured loans are reported at the principal amount outstanding, net of non-refundable fees, initial direct costs and accrued interest. Non-refundable loan fees and initial direct costs are deferred and included in secured loans, net in the consolidated balance sheets. These fees are recognized as an adjustment to interest income over the contractual life of the loans using the interest method.

NEF Holdings, LLC and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Thousands)

2. Summary of Significant Accounting Policies (continued)

Income Recognition

The Company recognizes revenue in accordance with the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers, which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. The core principle of the revenue model is for an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. While this guidance replaces most existing revenue recognition guidance in U.S. GAAP, ASC 606 is not applicable to financial instruments and, therefore, does not impact most of the Company’s revenues.

For direct finance leases, the difference between the cost of the equipment and the total finance lease receivable plus, where applicable, the unguaranteed or guaranteed residual value is recorded as unearned income. Unearned income is amortized as earned income over the term of the transaction using the interest method. For secured loans, interest income is recorded on the accrual basis in accordance with the terms of the respective loan.

The Company’s revenue recognition pattern for revenue streams within the scope of ASC 606 include fees for providing administrative and collateral monitoring services, which are earned ratably over the period in which the services are provided, and revenues associated with its auto-hauling operations (see note 5). Such revenues are recognized when evidence of an arrangement exist, the performance obligations are satisfied, collections are probable and the price is fixed or determinable. With respect to the Company’s auto-hauling operations, the sole performance obligation is deemed to be satisfied at a single point in time, that is, when the customer takes physical possession of the automobile.

Other Income

Amounts in other income in the consolidated statements of operations primarily include gains on sales of equipment, fees charged for early terminations of financing arrangements, other miscellaneous fees earned in connection with the administration of such financing arrangements and net foreign currency translation gains. Also included in other income in the consolidated statements of operations are the revenues and cost of sales associated with the Company’s auto-hauling business.

Fixed Assets

Fixed assets consist of furniture and fixtures, software, computers, leasehold improvements, automobiles, telephone and office equipment and auto hauling trucks, and are stated at cost less accumulated depreciation and amortization. Expenditures for repairs and maintenance are expensed as incurred and are included in other expenses in the Company’s consolidated statements of operations.

NEF Holdings, LLC and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Thousands)

2. Summary of Significant Accounting Policies (continued)

Fixed Assets (continued)

Depreciation and amortization of fixed assets are calculated using the straight-line method over their respective useful lives as follows, and recorded in depreciation and amortization in the consolidated statements of operations:

Useful Life (Years)
Furniture and fixtures	7
Telephone	7
Computers	5
Office equipment	5
Software	5
Automobile	5
Auto Hauling Trucks	5
Leasehold improvements	Lesser of the life of the asset or the life of the lease

Good Faith Deposits

Good faith deposits represent cash received from the Company’s customers, when the proposal for a potential transaction is signed. These deposits are used to pay expenses such as third party appraisals, document fees and travel and related costs incurred by the Company in connection with the origination of the transaction. If the deposit exceeds the expenses incurred by the Company, the excess amount is refundable to the customer. If the expenses incurred exceed the deposits received, the Company’s customers are liable for the overage. Such overages are included in other assets on the consolidated balance sheets. In the event the Company approves a transaction with a customer and the customer elects not to pursue the transaction, the Company recognizes any remaining good faith deposit into income, as allowed by the agreed upon terms of the signed proposal. Such amounts are included in other income in the consolidated statements of operations.

In certain instances, the Company incurs costs to restructure financing receivables, which are in excess of the customer’s good faith deposit, such as legal fees and other expenses associated with the repossession and liquidation of equipment. If these costs are not collectable from the Company’s customers, then such costs are expensed and recorded as lease and loan restructuring costs on the consolidated statements of operations.

Allowance for Losses on Financing Receivables

The Company maintains an allowance for losses on financing receivables at a level sufficient to absorb probable losses related to its financing receivables as of the date of the consolidated financial statements. In determining its allowance for losses on financing receivables, the Company considers the creditworthiness of the receivables in the portfolio based on internal customer risk ratings, collateral coverage and remaining term to maturity, which are reviewed and updated, as appropriate, on an ongoing basis.

Individually identified non-performing secured loans and direct finance leases are measured based on the specific circumstances of the transaction and a specific allowance is established, if necessary. Amounts determined to be uncollectible are charged directly to provision for losses in the consolidated statements of operations. During the years ended December 31, 2020 and December 31, 2019, provisions for losses of specifically identified financing receivables totaled $732 and $11,339, respectively.

The Company classifies a financing receivable as past due when it is overdue by more than 60 days. As of December 31, 2020, financing receivables with an outstanding balance of $1,716, $3,854, and $2,671 were between 61-90 days past due, 91-120 days past due and greater than 120 days past due, respectively. As of December 31, 2019, financing receivables with an outstanding balance of $11,874, $5,149, and $10,046 were between 61-90 days past due, 91-120 days past due and greater than 120 days past due, respectively.

NEF Holdings, LLC and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Thousands)

2.Summary of Significant Accounting Policies (continued)

Non-Accrual Financing Receivables

Income recognition is generally suspended for financing receivables after 90 days of non-payment, or if full recovery becomes doubtful based on the assessment by the Company. Income recognition is resumed when financing receivables are less than 90 days past due. At December 31, 2020 and December 31, 2019, financing receivables with an outstanding balance of $6,525 and $21,566, respectively, were on non-accrual of income.

Equipment on Lease

Leasing equipment is comprised of equipment under operating leases. Leasing equipment is recorded at cost and depreciated on a straight-line basis over the estimated useful life of the equipment. Income is recorded on a straight-line basis over the term of the lease as operating lease income in the consolidated statements of operations.

The estimated useful lives and residual values of the Company’s leasing equipment are based on independent third party appraisals and management’s judgment. The Company reviews its depreciation policies on a regular basis to determine whether changes have taken place that would suggest that a change in its depreciation policies, useful lives of its equipment or the assigned residual values is warranted. The Company’s leasing equipment is comprised of rail cars which the Company estimates the useful life to be thirty years.

Leasing equipment is tested for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recovered. Key indicators of impairment on leasing equipment include, among other factors, a sustained decrease in operating profitability, a sustained decrease in utilization, or indications of technological obsolescence.

Equipment off Lease

Equipment off lease arises when the Company repossesses collateral that secured a financing receivable in a customer default scenario. At December 31, 2020 and December 31, 2019, equipment off lease totaled $24,138 and $7,344, respectively, in the consolidated balance sheets. The Company intends to sell such assets, and has classified these assets as held for sale, in accordance with the provisions of ASC 360, Property, Plant & Equipment. A write-down of the financing receivable is recorded as a charge-off when the carrying amount exceeds the fair value and the difference relates to credit quality. At the time of repossession, the financing receivable is transferred to equipment off lease at the lower of cost or fair value.

A review for impairment of equipment off lease is performed at least annually or when events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. During the years ended December 31, 2020 and December 31, 2019, the Company recorded impairment charges of $11,047 and $339, respectively.

Other Assets

Included in other assets in the consolidated balance sheets at December 31, 2020 and December 31, 2019 is an equity investment in a customer’s parent company stock, obtained to improve collateral coverage on an existing financing receivable. The Company values equity investments that are traded on a public securities exchange at the reported fair value at year end. During the years ended December 31, 2020 and December 31, 2019, the Company recorded non-cash charges of $0 and $266, respectively, which reflect the fair value changes of the equity investment.

NEF Holdings, LLC and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Thousands)

2. Summary of Significant Accounting Policies (continued)

Derivative Instruments

The Company manages exposure to interest rates through the use of interest rate caps traded in the over-the-counter markets with other financial institutions. The Company does not enter into derivative financial instruments for speculative purposes. Derivative instruments are recognized at fair value and included in other assets in the consolidated balance sheets.

Interest rate caps are used to manage the Company’s interest rate exposure on its senior secured credit facility. At December 31, 2020 and December 31, 2019, such derivatives had a notional amount of $80,000 and $90,000, respectively, and a fair value of $31 and $24, respectively, which are included in other assets in the consolidated balance sheets. For the years ended December 31, 2020 and December 31, 2019, changes in fair value of the interest rate caps totaled ($49) and ($143), respectively.

Deferred Financing Costs

Deferred financing costs represent fees and other incremental costs incurred in connection with the financing of the Company’s senior secured credit facility. Such costs are amortized using the straight-line method into earnings over the contractual term of the facility.

Debt

Senior secured credit facility represents the Company’s borrowings under its long-term revolver, which are carried at amortized cost, along with the related accrued interest payable and unamortized deferred financing costs.

Loans from affiliate represent the Company’s unpaid principal balance on term loans, along with the related accrued interest payable to Solar, a related party, as described in note 1. Maturity dates range from August 1, 2022 through April 27, 2025 and carry interest rates ranging from 7.53% to 11.52% . Future scheduled payments on loans from affiliate are $4,530 in 2021, $5,643 in 2022, $2,025 in 2023, $16,932 in 2024 and $12,788 in 2025.

Contingencies and Commitments

The Company may be subject to various legal proceedings, claims, and litigation, either asserted or unasserted that arise in the ordinary course of business. The Company records accruals for contingent losses when such losses are probable and reasonably estimable. In the event that estimates or assumptions prove to differ from actual results, adjustments are made in subsequent periods to reflect more current information. Legal fees are expensed as incurred.

NEF Holdings, LLC and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Thousands)

2. Summary of Significant Accounting Policies (continued)

Financial Asset Transfers

The Company accounts for transfers of financial assets under FASB ASC 860, Transfers and Servicing, utilizing a control oriented, financial components approach to financial asset transfer transactions whereby the Company: (1) recognizes the financial and servicing assets it controls and the liabilities it has incurred; (2) derecognizes financial assets when control has been surrendered; and (3) derecognizes liabilities once they are extinguished. Control is considered to have been surrendered only if: (i) the transferred assets have been isolated from the Company and its creditors, even in the event of bankruptcy or other receivership; (ii) the purchaser has the right to pledge or exchange the transferred assets, or, is a qualifying special purpose entity (as defined) and the holders of beneficial interests in that entity have the right to pledge or exchange those interests; and (iii) the Company does not maintain effective control over the transferred assets through an agreement which both entitles and obligates it to repurchase or redeem those assets prior to maturity, or through an agreement which both entitles or obligates it to repurchase or redeem those assets if they were not readily obtainable elsewhere. If any of these conditions are not met, the Company accounts for the transfer as a secured borrowing.

Foreign Currencies

Assets and liabilities recorded in foreign currencies are translated at the exchange rate on the date of the consolidated balance sheets. Income and expenses are translated at average rates of exchange prevailing during the year. Translation adjustments resulting from this process, which totaled $76 and $9 for the years ended December 31, 2020 and December 31, 2019, respectively, are recorded in other income in the consolidated statements of operations. At December 31, 2020 and December 31, 2019, the Company had cash, financing receivables and debt denominated in the Canadian dollar.

Income Taxes

The Company is a LLC and has elected to be taxed as a partnership. Accordingly, the Company is not subject to federal or state income taxes. Taxable income, losses and deductions flow through to the Company’s members.

Fair Value Measurement

Fair value is defined as the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction at the measurement date. In determining fair value of financial instruments and intangibles, the Company uses various valuation approaches, which utilize certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk to the valuation technique. The inputs can be readily observable, market corroborated or generally unobservable internal inputs. The Company utilizes valuation techniques that rely on both observable and unobservable inputs.

Goodwill and Intangible Asset

Goodwill represents the excess of consideration paid for the Company over the fair value of the related assets acquired and liabilities assumed from the acquisition of the Company on July 31, 2017, as discussed in note 1. As discussed in note 5, in connection with the acquisition of one of its former customers, the Company acquired an intangible asset related to customer relationships with a five year useful life. For the years ended December 31, 2020 and December 31, 2019, the Company recorded amortization expense of $811 and $812, respectively. At December 31, 2020, the carrying value of the intangible asset is $2,436 and is included in other assets in the consolidated balance sheets. Such balance will be fully amortized, ratably, over the remaining three year useful life.

NEF Holdings, LLC and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Thousands)

2. Summary of Significant Accounting Policies (continued)

Goodwill and Intangible Asset (continued)

The Company assesses goodwill for impairment, annually or more frequently if events or changes in circumstances occur, by comparing the carrying value to its fair value. If the fair value is less than the carrying value, an impairment charge is recorded in that period. The fair value of the reporting unit is estimated by applying the weighted percentages to the calculated fair values of the Company derived using both the income and market approaches. Under the income approach, the fair value is determined using a discounted cash flow analysis, which involves significant estimates and assumptions, including market conditions, discount rates, and projections of future cash flows. Using the market approach, the fair value is estimated by using comparable publicly traded companies, whose values are known, as a benchmark to establish an estimate of a multiple that is then applied to the Company. For the years ended December 31, 2020 and December 31, 2019, there was no impairment to goodwill.

Leases

The Company accounts for leases in accordance with ASC 842, Leases. As of December 31, 2020 and December 31, 2019, the Company recorded right of use assets and corresponding lease obligations, associated with its office spaces, of $1,105 and $1,595, respectively, and such amounts are included in other assets and other liabilities on the consolidated balance sheets. The Company paid $548 and $505 for the years ended December 31, 2020 and December 31, 2019, respectively, for such leases. The Company’s aggregate scheduled remaining contractual payments under these leases are $485, $264, $270 and $159 for 2021, 2022, 2023 and 2024, respectively.

3. New Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13 – Financial Instruments – Credit Losses. This amendment will require companies to broaden the information considered in developing its expected credit loss estimates on financing receivables measured either individually or collectively. In November 2019, the FASB issued ASU 2019-10, Financial Instruments – Credit Losses, which delayed the effective date of ASU 2016-13. This amendment is effective for the Company for the fiscal year beginning after December 15, 2022. The Company is currently evaluating the impact the new standard will have on its consolidated financial statements.

4. Recent Developments

On January 30, 2020, the World Health Organization declared a global emergency in the wake of the novel coronavirus (“COVID-19”) outbreak and in March of 2020 declared the outbreak a global pandemic. The outbreak of COVID-19 and its related negative public health developments have adversely affected workforces, customers, suppliers, economies and financial markets around the world. Globally, governments have taken a series of aggressive actions to support the economy and mitigate the systematic impacts of the pandemic, and the Company continues to proactively assess and utilize these measures where appropriate. The extent of the impact on the Company’s financial performance and operations, including its ability to execute its business initiatives and strategies, will continue to depend on the future developments in the U.S. and globally, which are uncertain and cannot be predicted, including the duration and further spread of the disease, as well as the severity of the economic downturn or any delay or weakness in the economic recovery. While the Company considers these disruptions to be temporary, if they continue, this may have a material adverse effect on the Company’s results of future operations. The impact will in part be dependent on the U.S. government and other actions taken to lessen the health and economic repercussions, such as additional fiscal stimulus, and the effectiveness of past and any future fiscal, monetary and other governmental actions.

NEF Holdings, LLC and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Thousands)

5. Business Combinations

On December 11, 2018, the Company, through its wholly owned subsidiary NEF Auto Transport, acquired a privately held auto transport hauler. The entity, which was one of the Company’s former customers, was acquired out of bankruptcy in satisfaction of all of the amounts due the Company. Total consideration of $7,082 (of which $250 was in the form of cash) was allocated to the fair value of the identifiable assets acquired and liabilities assumed. In connection with the acquisition, the Company recorded an intangible asset of $3,950, which is included in other assets in the consolidated balance sheets, net of accumulated amortization.

On January 17, 2019, the Company, through its wholly owned subsidiary NEF Auto Transport, acquired a privately owned auto transport carrier based in Enumclaw, Washington. Total consideration of $975 was allocated to the fair value of the identifiable assets acquired and liabilities assumed, which included cash of $33, receivables of $197, fixed assets of $788, other assets of $37, and payables of $80.

During 2019, the Company integrated the operations of both auto transport carriers to form one business and reporting unit. For the years ended December 31, 2020 and December 31, 2019 such operations generated net losses of $3,004 and $3,235, respectively, which included revenues of $4,266 and $2,172, respectively and direct costs of $3,810 and $2,102, respectively.

6. Financing Receivables

Net investment in direct finance leases consists of the following at December 31, 2020 and December 31, 2019:

	2020	2019
Gross finance lease receivables	$125,481	$180,707
Guaranteed residuals	30,966	37,634
Unguaranteed residuals	24,946	32,792
Unearned income	(32,064)	(48,766)
Deferred non-refundable fees collected	(12)	(549)
Deferred initial direct costs paid	794	2,233

	150,111	204,051
Purchase accounting valuation adjustment	81	(865)

Total net investment in direct finance leases	$150,192	$203,186

Secured loans, net, consist of the following at December 31, 2020 and December 31, 2019:

	2020	2019
Secured loans, principal	$43,900	$49,187
Accrued interest receivable	419	606

Total secured loans, gross	44,319	49,793
Deferred non-refundable fees collected	(145)	(202)
Deferred initial direct costs paid	50	90

	44,224	49,681
Purchase accounting valuation adjustment	(976)	(976)

Total secured loans, net	$43,248	$48,705

NEF Holdings, LLC and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Thousands)

6. Financing Receivables (continued)

Aggregate scheduled payments, contractual maturities including guaranteed residuals and unguaranteed residuals by year on the fixed and floating-rate secured loans and direct finance leases, are as follows:

	2021	2022	2023	2024	2025	Thereafter	Total
Secured loans:
Fixed rate	$24,992	$7,447	$2,500	$3,202	$333	$1,562	$40,036
Floating rate	—	—	3,864	—	—	—	3,864
Direct finance leases	51,391	44,507	32,209	18,879	27,926	6,481	181,393

Total	$76,383	$51,954	$38,573	$22,081	$28,259	$8,043	$225,293

7. Allowance for Losses on Financing Receivables

A financing receivable is considered impaired when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the agreement. As of December 31, 2020 and December 31, 2019, the Company maintained a specific allowance for losses of $2,171 and $3,349 on financing receivables of $2,671 and $14,020, respectively, and a general allowance for losses of $2,821 and $3,546, respectively, on the remaining portfolio of financing receivables.

The Company monitors the internal risk rating of each customer. The internal risk rating was developed by the Company and is fully described in the Company’s credit policies and procedures. The internal risk rating gives heavy weighting to collateral coverage and fixed charge coverage of the customer. It also takes into account the customer’s leverage as well as subjective factors including industry cyclicality, quality of management and liquidity. The internal risk ratings range from 1 to 8, with 1 being the best and 8 being the worst.

Customer’s risk ratings are computed quarterly during a quarterly portfolio review process. If during the life of a transaction, a customer’s risk rating is downgraded to a risk rating of 4 or beyond, the Company’s credit team follows more stringent procedures for monitoring the credit, as specified in the Company’s credit policies and procedures.

8. Equipment on Lease, net

At December 31, 2020, equipment under operating lease consists of a cost basis of $3,670, net of accumulated depreciation of $492 and a purchase accounting valuation discount of $826 for a net balance of $2,352. At December 31, 2019, equipment under operating lease consists of a cost basis of $3,670, net of accumulated depreciation of $348 and a purchase accounting valuation discount of $826 for a net balance of $2,496. Total depreciation expense relating to equipment under operating leases for the years ended December 31, 2020 and December 31, 2019 was $144 and $269, respectively, and recorded as depreciation expense on the consolidated statement of operations. As of December 31, 2020, the Company held an operating lease, which has contractually matured, and is on month-to-month renewal.

NEF Holdings, LLC and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Thousands)

9. Fixed Assets, net

At December 31, 2020 and December 31, 2019, fixed assets, net consists of the following:

	2020	2019
Auto hauling trucks	$3,873	$3,494
Computers	83	112
Automobile	59	59
Leasehold improvements	55	113
Furniture and fixtures	15	97
Software	11	17
Office equipment	7	14
Telephone	—	6

Fixed assets, gross	4,103	3,912
Accumulated depreciation	(1,621)	(945)

Fixed assets, net	$2,482	$2,967

Depreciation and amortization expense related to fixed assets totaled $882 and $797 for the years ended December 31, 2020 and December 31, 2019, respectively. For the years ending 2021, 2022 and thereafter, the Company will recognize annual amortization expense related to software of $2, $2, and $4, respectively.

10. Senior Secured Credit Facility

Senior secured credit facility consists of the following at December 31, 2020 and December 31, 2019:

	2020	2019
Senior secured credit facility, principal	$100,569	$128,150
Accrued interest payable	233	440
Unamortized deferred financing costs	(964)	(1,340)

Total senior secured credit facility	$99,838	$127,250

At December 31, 2020 and December 31, 2019, Fund I maintained a revolving credit facility (the “Facility”) which consists of two separate revolvers, one for U.S. dollars and one for Canadian dollars. The total availability on the U.S. dollar revolver is $180,000 and the total availability on the Canadian dollar revolver is the lesser of CAD 45,000 and the U.S. dollar equivalent of $33,957. Interest is based on LIBOR, plus an applicable margin. The applicable margin ranges from 2.25% to 2.50% based on Fund I’s leverage ratio. The leverage ratio represents the ratio of the outstanding balance of the Facility to Fund I’s total member’s capital, as described in the Facility agreement. All assets of Fund I are pledged as collateral under the Facility. Fund I is also required to pay a 0.375% per annum unused line fee. The Facility requires Fund I and the Company to maintain certain periodic financial covenants surrounding capitalization, cash flow and default, delinquency and charge-off ratios The Company provides a limited guaranty to the Facility for all interest, fees and expenses that cannot otherwise be charged to Fund I. The Facility has a contractual maturity date of July 31, 2023, with the principal payable in full at maturity.

NEF Holdings, LLC and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Thousands)

11. Employee Compensation and Benefit Plans

As of December 31, 2020, the Company employed personnel at its headquarters in Norwalk, Connecticut and its sales offices in Florida, Ohio, Texas, Massachusetts, Colorado, Pennsylvania and California. Employee compensation and benefits are comprised of base salaries, discretionary bonuses, health care benefits, employer 401(k) contributions and payroll taxes. As a part of their employment agreements, certain members of senior management are eligible for an annual bonus amount, which is calculated as a percentage of their annual salaries, based on certain financial performance metrics, as described in their employment agreements.

Effective August 1, 2017, the Company formed a Long Term Incentive Plan (“LTIP”) that provides for an annual bonus pool to certain members of senior management based on the Company achieving certain performance criteria.

The Company sponsors a 401(k) plan, where the Company contributes 3% of employees’ annual earnings up to the maximum annual contribution amount as determined by the Internal Revenue Service.

12. Fair Value of Financial Instruments

FASB ASC 820, Fair Value Measurements (“ASC 820”), establishes a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect management’s market assumptions.

These two types of inputs create the following fair value hierarchy:

Level 1 – Quoted prices for identical instruments in active markets.

Level 2 – Observable inputs other than quoted prices in active markets for identical assets and liabilities, such as interest rates and foreign exchange rates that are observable at commonly quoted intervals. Financial assets utilizing Level 2 inputs include interest rate caps.

Level 3 – Unobservable inputs.

As of December 31, 2020 and December 31, 2019, the Company measured its interest rate caps at fair value on a recurring basis. Total fair value of such derivative instruments as of December 31, 2020 and December 31, 2019 was $31 and $24, respectively, which was classified as Level 2 in the fair value hierarchy by the Company. The fair value of interest rate caps are measured using discounted cash flow calculations based on observable inputs from the relevant interest/exchange rate curves in effect at December 31, 2020 and December 31, 2019.

ASC 820 also requires that the Company disclose estimated fair values for its financial instruments. No quoted market exists for the Company’s financial instruments. Therefore, fair value estimates are based on judgments, risk characteristics of various financial instruments and other factors. Changes in these assumptions could significantly affect the estimates.

The Company estimates the carrying amounts of cash approximated its fair values as of December 31, 2020 and December 31, 2019. Since there is no liquid secondary market for the Company’s financing receivables, the Company estimates the fair value of its secured loans and net investment in direct finance leases by comparing the average yield of the portfolio to recent issuances of similar loans and leases. Further, based on the Company’s review of the terms of the Facility and its loans from affiliate, as well as valuations from its lenders, management determined that the carrying value of its senior secured credit facility approximated fair value.

NEF Holdings, LLC and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Thousands)

12. Fair Value of Financial Instruments (continued)

The carrying amount and estimated fair values of the Company’s financial instruments at December 31, 2020 and December 31, 2019 were as follows:

	2020		2019
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial assets:
Cash and restricted cash	$6,521	$6,521	$6,729	$6,729

Net investment in direct finance leases	145,960	145,180	198,213	197,612
Secured loans, net	42,488	43,069	46,783	47,225

Total financing receivables, net of allowances	188,448	188,249	244,996	244,837

Financial liabilities:
Senior secured credit facility	$99,838	$99,150	$127,250	$127,250
Loans from Affiliate	41,979	41,979	44,544	44,544

13. Concentration of Credit Risk

Financing receivables subject the Company to credit risk. The Company monitors its portfolios by evaluating each of the customer’s financial condition and collateral. The Company’s maximum exposure to credit risk at December 31, 2020 and December 31, 2019, without considering the underlying collateral, is represented by the carrying value of the financing receivables in the consolidated balance sheets. The Company monitors its financing receivables for geographic concentrations.

The following table reflects such concentrations as of December 31, 2020 and December 31, 2019:

Geographic Concentration

2020
Texas	$34,995
Washington	25,103
Colorado	16,202
Kansas	14,367
Pennsylvania	13,215
Quebec (Canada)	8,162
North Carolina	7,627
Florida	7,318
Massachusetts	5,944
Wisconsin	5,495
Maine	5,161
Missouri	4,941
Michigan	4,272
Nevada	4,085
Connecticut	3,897
Tennessee	3,857
Other U.S. states / Canada	28,799

Total financing receivables, gross	$193,440

2019
Texas	$53,128
Washington	27,034
Colorado	19,557
Kansas	17,637
Pennsylvania	16,283
Florida	12,374
North Dakota	10,095
North Carolina	9,304
Quebec (Canada)	8,712
Ohio	7,303
Massachusetts	6,170
Indiana	6,009
Maine	5,149
Nevada	4,900
Michigan	4,854
Tennessee	4,332
Other U.S. states / Canada	39,050

Total financing receivables, gross	$251,891

NEF Holdings, LLC and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Thousands)

13. Concentration of Credit Risk (continued)

The amount and type of collateral required depends on an assessment of the credit risk of the counterparty. Guidelines are implemented regarding the acceptability of types of collateral and valuation parameters. Typically, the Company obtains access to collateral either through direct ownership or by a first lien security interest.

The Company also monitors its financing receivables for collateral concentrations. The following tables reflect such concentrations as of December 31, 2020 and December 31, 2019:

Collateral Concentrations

2020
Cranes	$29,129
Tractors	28,356
Tow boats	25,103
Barge rigs	18,194
Aircrafts	16,055
Trucks	13,765
Trailers	8,981
All other	53,857

Total financing receivables, gross	$193,440

2019
Cranes	$44,837
Tractors	34,756
Tow boats	33,907
Aircrafts	26,053
Barge rigs	16,615
Trucks	16,257
Trailers	12,745
All other	66,721

Total financing receivables, gross	$251,891

At December 31, 2020 and December 31, 2019, the Company had financing receivables outstanding to one customer that approximated 11% of total financing receivables for each period.

14. Contingencies and Commitments

As of December 31, 2020, the Company had a U.S. and a Canadian revolver financing arrangement with a total outstanding balance of $3,897 and CAD 377 respectively, which are included in secured loans, net in the consolidated balance sheets. As of December 31, 2019, the Company had a U.S. and a Canadian revolver financing arrangements with a total outstanding balance of $2,868 and CAD 476 respectively, which are included in secured loans, net in the consolidated balance sheets. The Company’s maximum commitments under the U.S. and Canadian revolvers were $4,000 and CAD 1,500, respectively, as of December 31, 2020. The Company’s maximum commitments under the U.S. and Canadian revolvers were $3,500 and CAD 1,500, respectively, as of December 31, 2019.

15. Member’s Capital

At December 31, 2020 and December 31, 2019, NEFCORP owns 100 Class A units and NEFPASS owns 100 Class B units, which represent the entire capital of the Company.

16. Subsequent Events

The Company has evaluated subsequent events through February 16, 2021, the issuing date of the consolidated financial statements and has no subsequent events requiring disclosure.